J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637 telephone                 jmwlkr85@gmail.com             (303) 482-2731 facsimile

May 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form AW – Request for Withdrawal
Astro Aerospace, Ltd.
Post-Effective Amendment No. 5 to Registration Statement on Form S-1
Filed on April 20,2021 as Form S-1/A
File No. 333-224389

To Whom It May Concern:

I am securities counsel for Astro Aerospace, Ltd. On April 20, 2021, the post effective amendment 5 to Form S-1 for Astro Aerospace, Ltd., file number 333-235252 was inadvertently filed as a pre effective amendment (S-1/A).

We hereby request that the S-1/A filed April 20, 2021 be withdrawn.

Thank you for your prompt attention to this matter.

J.M. Walker & Associates

/s/Jody M. Walker

By: Jody M. Walker, Attorney At law